UNITED STATES
                                     SECURITIES AND EXCHANGE COMMISSION
                                           Washington, D.C.  20549


                                                SCHEDULE 13G

                                  Under the Securities Exchange Act of 1934
                                            (Amendment No. 18)*.

                                            The Coca-Cola Company

                                                   Common

                                                  191216100

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  191216100  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: Sun Banks, Inc. as Parent Holding Company; Third National Corporation as Parent Holding Company; Trust Company of Georgia, Individually, and as Parent Company for Preferred Surety Corporation, and Trust Company Bank, Individually, and as Parent Holding Company of Trusco Capital Management, Inc., and in various fiduciary capacities. 58-1575035
- -------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) _______
                                                        (B) _______
- -------------------------------------------------------------------
3.    SEC USE ONLY

- -------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- -------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    62,957,309
                          -----------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  24,943,121
                          -----------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 51,346,537
                          -----------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      40,754,254
- -------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        114,406,356
- -------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- -------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.89%
- -------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK AND IA


CUSIP NO.  191216100  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trust Company of Georgia, Individually, and as Parent Company for Preferred Surety Corporation, and Trust Company Bank, Individually, and as Parent Holding Company of Trusco Capital Management, Inc., and in various fiduciary capacities. 58-1198830
- -------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
- -------------------------------------------------------------------
3.    SEC USE ONLY

- -------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- -------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    59,339,044
                          ------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  24,616,949
                          ------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 49,474,669
                          ------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      38,943,113
- -------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        110,320,374
- -------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- -------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.58%
- -------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK AND IA




CUSIP NO.  191216100  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trust Company Bank, Individually, and as Parent Holding Company of Trusco Capital Management, Inc., and in various fiduciary capacities. 58-0466330
- -------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) _______
                                                        (B) _______
- -------------------------------------------------------------------
3.    SEC USE ONLY

- -------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- -------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    47,952,772
                          -----------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  24,616,949
                          -----------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 38,028,397
                          -----------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      38,943,113
- -------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        98,874,102
- -------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- -------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.69%
- -------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        BK AND IA




                                SECURITIES AND EXCHANGE COMMISSION
                                      WASHINGTON, D.C. 20549

                                        SCHEDULE 13G

                            UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)        Name of Issuer:
- ---------        --------------
                 The Coca-Cola Company

Item 1(b)        Address of Issuer's Principal Executive Offices:
- ---------        -----------------------------------------------
                 P.O. Drawer 1734
                 Atlanta, Georgia  30301

Item 2(a)        Name of Person Filing:
- ---------        ---------------------
                 SunTrust Banks, Inc. as Parent Holding Company for: Sun Banks, Inc. as Parent Company; Third National Corporation as Parent Holding Company; Trust Company of Georgia, Individually and as Parent Holding Company for Preferred Surety Corporation, and Trust Company Bank, Individually, and as Parent Company of Trusco Capital Management, Inc., and in various fiduciary capacities.

Item 2(b)        Address of Principal Business Office(s):
- ---------        ---------------------------------------
                 25 Park Place, N.E.
                 Atlanta, Georgia  30303

Item 2(c)        Citizenship:
- ---------        -----------
                 SunTrust Banks, Inc. is a Georgia corporation; Sun Banks, Inc. is a Florida corporation; Trust Company of Georgia is a Georgia corporation; Preferred Surety Corporation is a Georgia corporation; Trust Company Bank is a Georgia banking association; Trusco Capital Management, Inc. is a registered investment adviser and a Georgia corporation; Third National Corporation is a Tennessee corporation.

Item 2(d)        Title of Class of Securities:
- ---------        ----------------------------
                 Common Stock

Item 2(e)        CUSIP Number:
- ---------        ------------
                 191216100



Item 3       Type of Person:
- ------       --------------
             (b)    Bank as defined in section 3(a)(6) of the Act.
             (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
             (g) Parent holding company, in accordance with para. 240,13d-1(1)(ii)(H).

Item 4        Ownership:
- ------        ---------

              Amount Beneficially Owned.  114,406,356

              (b)    Percent of Class:   8.89%

              (c)    Number of Shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote:
                        62,957,309

                 (ii)   Shared power to vote or to direct the vote:
                        24,943,121

                (iii)   Sole power to dispose or to direct the disposition
                        of:     51,346,537

                 (iv)   Shared power to dispose or the direct the
                        disposition of:  40,754,254



Item 5       Ownership of Five Percent or Less of Class:
- ------       ------------------------------------------
             Not Applicable

Item 6       Ownership of More than 5 Percent of Behalf of Another
- ------       Person:
             ----------------------------------------------------------
             See Exhibit B

Item 7       Identification and Classification of the Subsidiary Which
- ------       Acquired the Security Being Reported on By the Parent
             Holding Company:
             ----------------------------------------------------------
             See Item 2 and Exhibit C

Item 8       Identification and Classification of Members of the Group:
- ------       ---------------------------------------------------------
             Not Applicable

Item 9       Notice of Dissolution of Group:
- ------       ------------------------------
             Not Applicable

Item 10      Certification:
- -------      -------------
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

             Signature:
             ---------
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 3, 1995

SunTrust Banks, Inc.

By    /s/       Dennis B. Dills
      -------------------------
      Dennis B. Dills, Senior Vice President,
      SunTrust Banks, Inc. and Trust Company of Georgia




                                EXHIBIT A

     The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary except for 24,133,248 shares owned individually by certain subsidiaries.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.






                                   EXHIBIT B

     Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.


                                    EXHIBIT C


                               Sole        Shared        Sole      Shared
                               Voting       Voting      Power to   Power to
Name of Person Filing          Power        Power       Dispose    Dispose

Trust Company of Georgia
as Parent Holding Company
for:

Trust Company Bank as Parent  35,265,796   24,616,949   25,341,421  38,943,113
Company of Trusco Capital
Management, Inc., and in
Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

Trust Company Bank of Savannah   156,007          -0-       11,812      58,204
N.A. and in Various Fiduciary
Capacities
33 Bull Street
Savannah, Georgia  31401

Trust Company Bank of Middle     810,187        34,744     693,378     137,820
Georgia, N.A. and in Various
Fiduciary Capacities
606 Cherry Street
Macon, Georgia  31201

Trust Company Bank of Augusta,   110,834          -0-       33,876      76,038
and in Various Fiduciary
Capacities
80 Broad Street
Augusta, Georgia  30902

Trust Company Bank of            724,594          -0-       136,830    476,360
Columbus N.A. and in Various
Fiduciary Capacities
1246 First Avenue
Columbus, Georgia  31901

Trust Company Bank of Northeast   39,835          -0-        28,903     13,592
Georgia, N.A. and in Various
Fiduciary Capacities
101 North Lumpkin Street
Athens, Georgia  30613



                                                  EXHIBIT C


                                Sole         Shared       Sole        Shared
                                Voting       Voting       Power to    Power to
Name of Person Filing           Power        Power        Dispose     Dispose

Trust Company Bank of Southeast  136,338       -0-         2,080      110,358
Georgia, N.A. and in Various
Fiduciary Capacities
510 Gloucester Street
Brunswick, Georgia  31520

Trust Company Bank of South         2,300      600         2,700          400
Georgia, N.A. and in Various
Fiduciary Capacities
410 West Broad
Albany, Georgia  31701

Trust Company Bank of Northwest    72,188      -0-        71,188       1,000
Georgia, N.A. and in Various
Fiduciary Capacities
100 Ease Second Avenue
Rome, Georgia  30161

Trust Company Bank,            12,686,976      -0-    12,686,976         -0-
Individually
25 Park Place, N.E.
Atlanta, Georgia  30303

Trust Company of Georgia,       6,106,272      -0-     6,106,272         -0-
Individually
25 Park Place, N.E.
Atlanta, Georgia  30303

Preferred Surety Corporation    5,340,000      -0-     5,340,000          -0-
235 South Main Street
Madison, Georgia  30650

Sun Banks, Inc. as Parent
Holding Company for:

Sun Banks, Inc., and in           279,154     7,850      127,019        97,679
Various Fiduciary Capacities
200 South Orange
Orlando, Florida  32801

SunBank/South Florida, N. A.      176,633    33,300        58,497      160,236
and in Various Fiduciary
Capacities
501 E. Las Olas Blvd.
Ft. Lauderdale, Florida  33301

Sun/Bank of Tampa Bay and in      101,415       700         30,427      63,768
Various Fiduciary Capacities
315 East Madison St.
Tampa, Florida   33602

SunBank and Trust Company and       4,500        -0-         3,000       1,500
in Various Fiduciary Capacities
One East Jefferson St.
Brooksville, Florida   34601


                                      EXHIBIT C

                                  Sole      Shared    Sole         Shared
                                 Voting     Voting   Power to      Power to
Name of Person Filing             Power      Power    Dispose      Dispose
- ---------------------
Sun/Bank Miami, N. A. and       143,761     8,000      30,300     122,490
in Various Fiduciary Capacities
777 Brickell Ave.
Miami, Florida   33031

SunBank Capital Management,      101,750      -0-     227,750         -0-
N.A., in Various Fiduciary Capacities
200 South Orange Avenue
Orlando, Florida  32802


Third National Corporation as
Parent Holding Company for:

Third National Bank of          127,738       -0-      83,967       31,071
Nashville and in Various
Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244

American National Bank &        544,890   235,136      316,561      445,863
Trust Co., and in Various
Fiduciary Capacities
P.O. Box 1638
Chattanooga, Tennessee  37401

The First National Bank of        6,720     -0-            100        3,160
Florence and in Various
Fiduciary Capacities
201 South Court St.
Florence, Alabama  35631

Hamilton Bank of Upper East      15,860     5,842       11,060       10,642
Tennessee and in Various
Fiduciary Capacities
207 Mockingbird Lane
Johnson City, Tennessee  37605

Third National Bank of East       3,560       -0-        2,600          960
Tennessee and in Various
Fiduciary Capacities
700 Hill Ave.
Knoxville, Tennessee  37915

Shares Beneficially Owned   114,406,356


SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


February 3, 1995

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a
Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of The Coca-Cola Company Common Stock.

A paper copy of this filing in the EDGAR submission format is also being forwarded to you.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
- ---------------------
Cynthia S. Walker
Trust Officer

cc:    The Coca-Cola Company
       New York Stock Exchange